

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2010

Mr. B. Ben Baldanza
President and Chief Executive Officer
Spirit Airlines, Inc.
2800 Executive Way
Miramar, FL 33025

>   **Re: Spirit Airlines, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 17, 2010**
>   **File No. 333-169474**

Dear Mr. Baldanza:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Summary, page 1

2. Please revise here and throughout to remove marketing language such as "experienced management team," "nimbly adjust our capacity and routes," "substantial experience operating over water," "fast growing with strong leisure and VFR demand," "substantial expertise," "Disciplined and Tested Management Team," "proven market selection process," "broad knowledge," "clear and simple product offering," and "strong profitability ."

3. In addition, please revise to remove or state as your beliefs statements about your business and plans which are subjective and cannot be measured. For example, on pages 4 and 86, you state that you "create a business culture of innovation, adaptive decision-making and accountability." Please provide us with the basis for the beliefs.

Overview, page 1

4. Please provide support to us for your statement that your operating cost structure is among the lowest in the Americas.

5. Please provide support to us for your statements on pages 1 and 82 that you consume less fuel per available seat mile than any other U.S. jet airline operator.

6. Please revise to disclose your net income (loss) for your most recent audited period and interim stub.

7. Please revise to disclose at an appropriate place in the summary that your agreement with your flight attendants became amendable in August 2007 and is currently in negotiation and that your agreement with your dispatchers becomes amendable in July 2012, or tell us why this information does not belong in the summary.

Our Strategy, page 4

8. Please revise your disclosure on pages 5 and 87 to remove the words "disciplined ramp up" and "methodical" expansion or to give better guidance about what those phrases mean and describe how you plan to expand your network while reducing the risk of overextension and undue exposure to market downturns. In this regard, we note that in 2008 you reduced your capacity in response to high fuel prices and a decrease in demand for air transportation due to an economic recession.

Our History, page 6

9. Please remove sentences three to five from the third paragraph of this section from the summary. You are offering shares of Spirit Airlines, not interests in Indigo.

Summary Historical Financial and Operating Data, page 12

10. As proceeds of the offering will be used to repay certain indebtedness, please provide pro forma earnings per share data (basic and diluted) giving effect solely to the payment of debt with proceeds of the shares used for this purpose. Please present this pro forma data for the most recent fiscal year and interim period. In addition, please also provide a note that explains the basis of the computation of this pro forma information including how much debt will be repaid, the amount of shares with its estimated IPO price used for this

purpose, and the related pro forma weighted average shares outstanding. Please revise accordingly.

Risk Factors, page 18

11. Please revise the introductory paragraph to this section to remove references to unknown and immaterial risks. All material risks should be described. If risks are not deemed material, they should not be referenced.

12. Refer to the first full risk factor on page 30. Please revise to name the sole supplier.

13. Please add a risk factor that your growth might stimulate competitors in the ULCC field who have access to a cheaper source of funds.

Use of Proceeds, page 41

14. Please quantify the anticipated uses of the $150 million of proceeds which you will retain, if possible.

Management's Discussion and Analysis, page 56

Overview, page 56

15. We note your disclosure in the first paragraph that you have been profitable in each of the last three full years. Please also disclose that you had a net loss for the six months ended June 30, 2010.

Our Operating Revenues, page 57

16. Please disclose how you generate revenues from the acquisition and ongoing use of the FREE SPIRIT credit cards.

Trends and Uncertainties Affecting our Business, page 60

Maintenance, page 61

17. Please revise to include trend information which quantifies the amount or range of amounts of the expected increase in maintenance expense as your fleet ages.

Critical Accounting Policies and Estimates, page 61

18. Your disclosures here do not provide investors with any of the actual material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how

differing assumptions and judgments would impact your estimates. For example, with regard to your disclosure on maintenance reserves, it appears the significant judgment and uncertainty is the recoverability of amounts paid to lessors through future qualifying maintenance activities. However, your disclosure does not address how you made such judgment or the key assumptions involved. Please revise your critical accounting policies to disclose the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements. In addition, as critical accounting estimates and assumptions are based on matters that are highly uncertain please also analyze their specific sensitivity to change with qualitative and quantitative information, as reasonably available. Disclosure in this part of your filing should not simply repeat policy disclosure contained in the notes to your financial statements. Refer to FR-72.

Liquidity and Capital Resources, page 75

Net Cash Flow From (Used In) Operating Activities, page 76

19. Please enhance your operating cash flow disclosure by providing a more detailed discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. Your current discussion includes factors that are recorded on an accrual basis and is not in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows is not sufficient. Refer to Section IV.B of FR-72 for guidance.

Net Cash Flow From (Used In) Investing Activities, page 76

20. We note from your disclosure on page 76 that you classify expenditures for certain engine repairs as investing cash outflows. We also note from your maintenance accounting policy on page F-10 that you account for heavy maintenance under the deferral method and present the amortization of such deferred costs as a component of depreciation and amortization in your statement of operations. We believe expenditures for engine maintenance are not an investment and should be presented in the operating activities section of your statements of cash flows. We note that overhaul costs are normal recurring operating costs, rather than investment decisions or expenditures that significantly extend the life of the related asset beyond its current estimated useful life. In addition, although you defer the engine repair expenditures when incurred and amortize them until the next planned overhaul, most other airlines expense these costs as incurred and the treatment in the cash flow statement should not differ based on the accounting method chosen to account for such expenditures. Accordingly, please revise your statements of cash flows to reflect engine repair payments as operating cash outflows. Also, your current treatment of these costs as depreciation, rather than maintenance expense, results in presentation of a caption for maintenance expense on your statement of operations which does not include all maintenance expense. Therefore,

please revise your statements of operations to reflect the amortization of such costs as a component of the maintenance expense caption.

Business, page 83

Our Business Model, page 83

21. Please revise the first sentence of this section to remove the phrase "other successful" unless the companies named will be offering guarantees for your securities. Also we suggest removing the word "profitable" from the last sentence in the first paragraph since it suggests that you will always be profitable, something you do not know.

22. Please provide us with support for your disclosure on page 84 that you offer the lowest fares in your markets.

Competition, page 90

23. Please revise to remove the fourth paragraph. It attributes motivations to your competitors which you cannot verify.

Marketing, page 91

24. Please advise as to whether the report on the Internet traffic on your website by alexa.com is available for free or at a nominal cost. If not, please file a consent as an exhibit to your registration statement. Refer to Rule 436 of Regulation C.

Customer Service, page 93

25. We note your disclosure on page 93 that you believe excellent customer service strengthens customer loyalty and attracts new customers and that you proactively aim to improve your operations to improve customer service. We also note that you were assessed a civil penalty for your procedures for bumping passengers from oversold flights and your handling of lost or damaged baggage in 2009. To the extent that these procedures are related to or affect customer service, please disclose your violations of DOT rules in this section.

Government Regulation, page 97

International Regulation, page 97

26. We note your disclosure on page 2 that several countries in your targeted growth markets have historically restricted air travel competition and your disclosure on page 90 that the decisions of your competitors to approve alliances with flights into the restrictive markets

that you serve in the Americas could have an anti-competitive effect. To the extent such restrictions have a material effect on your business, please discuss in this section.

Executive Compensation, page 108

27. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

28. We note your disclosure on page 109 that you do not engage in "formal benchmarking," yet you state that your compensation levels should be competitive and that to determine base salaries you consider factors such as "informal data [you] have gathered on market compensation reflective of demonstrated skills, behaviors, and attributes paid by other similarly situated companies in your industry for similar positions." Please revise this apparent discrepancy and disclose the companies you have identified as being similarly situated in your industry. Please also disclose the degree to which your compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Financial Statements, page F-1

Statements of Cash Flows, page F-5

29. It appears that certain of your debt obligations allow for the deferral of interest payments, which is typically referred to as payment in kind (PIK). We note from your statements of cash flows that you appropriately classify the deferral of interest (issuance of PIK debt) as a non-cash adjustment to reconcile net income (loss) to operating cash flows. Given that the PIK obligations are, in substance, accruals for interest incurred but not yet paid, please confirm to us that you plan to classify subsequent payments of deferred interest as operating cash outflows. Refer to ASC 230-10-45-17d and 28a for guidance. In addition, to more plainly describe the non-cash adjusting item, please consider captioning it as "interest incurred but not paid" or similar. Also, please revise your footnotes to describe the terms of the payment in kind provisions and the debt obligations to which they pertain.

Notes to Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-8

30. You state the estimated useful life of flight equipment is the average remaining lease life of the aircraft to which applicable. If correct, please revise to state that the useful life is the lesser of the useful life of the equipment or the remaining lease life of the aircraft to which applicable.

31. In accordance with the guidance in footnote 68 of SAB 104 (SAB Topic 13), gains and losses from the disposal of assets should be reported separately within operating income (loss) in the statement of operations. Please revise accordingly.

Passenger Revenue Recognition, page F-9

32. You state that the amount of travel credits expected to expire is recognized as revenue upon issuance of the credit. Please tell us your basis in the accounting literature for your policy and why you do not recognize this breakage upon the date of expiration of the credit. In the alternative, please revise your accounting policy for breakage to recognize such amounts upon expiration of credits.

Frequent Flier Program, page F-9

33. Please tell us and revise your policy to disclose whether your liability for mileage credits accumulated by customers through the purchase of travel includes miles in participants' accounts who have not yet reached minimum levels of mileage credits necessary for awards. We believe that estimated costs attributable to partially earned rewards that are expected to become fully earned and redeemed should be accrued as the awards are being earned, rather than upon becoming "fully" earned.

34. Please describe the types of costs included in the incremental cost of providing free travel.

35. Please revise to also disclose the portion of each period's miles sales that are recognized immediately in non-ticket revenue at the time of sale.

36. Please expand your accounting policy to explain in greater detail the criteria you use to determine the amounts allocated to the transportation component that is deferred and the excess of funds received that is recognized immediately in non-ticket revenue. In addition, please disclose why you receive funds in excess of the estimated fair value of the transportation to be provided and why you believe the earnings process is complete.

Non-ticket Revenue Recognition, page F-10

37. Please describe in plain English "distribution channel fees" and "passenger usage fee" or define these terms.

Airframe and Engine Maintenance, page F-10

38. Please disclose the amount of maintenance expense resulting from flight hour maintenance contracts and the amount of non-flight hour maintenance contracts expense so that investors can better understand the extent to which your maintenance costs are rate-capped.

Note 5. Credit Card Processing Arrangements, page F-14

39. You disclose on page 75 that holdbacks are a percentage of your overall credit card receipts that your credit card processors keep to cover repayment to customers if you fail to fulfill your flight obligations. Please explain to us why you believe it is appropriate to classify such amounts as restricted cash rather than as receivables from the credit card processors on your balance sheets.

Note 13. Leases, page F-22

40. If true, please revise to state that maintenance reserves not used for qualifying maintenance costs are non-refundable.

41. We believe you should revise your disclosure to eliminate the phrase "the Company determines" from your policy that if at any point during the lease it is not probable you will recover amounts retained by the lessor through future maintenance events, such amounts are expensed as additional aircraft rent (supplemental rent). Please also revise to state that you assess recoverability of maintenance reserves at each balance sheet date and to disclose how you evaluate recoverability, including key estimates and judgments involved.

42. We note from your disclosure that four of your leased aircraft have variable rate rent payments based on LIBOR. Please describe these provisions for us, explain to us the underlying business reason why payments are based on an interest rate benchmark, and explain to us how this provision impacted your evaluation of the classification of such leases.

43. We note that you have the option to renew 17 leases. Please tell us how these renewal options are considered in determining the classification of the leases and whether such renewal periods are included in your table of future minimum lease payments.

44. You state that expenses associated with contractual return conditions on leased aircraft are accrued when probable and estimable. Please revise to state when this is (e.g., generally the last major maintenance cycle prior to lease expiration) and how such amounts are recognized (e.g., as contingent rental expense).

Other

45. Please consider providing a glossary of the terms used in the filing.

46. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X.

47. Provide a currently dated consent from the independent registered public accountant in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile: (650) 463-2600
  Anthony J. Richmond, Esq.
  Latham & Watkins LLP